Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Dealings in Securities

The following information is disclosed in compliance with the JSE Limited Listings Requirements:

Name	: Stephen William Griffiths

Designation	: Director, Interim Chief Executive Officer and Chief Financial Officer

Grindrod Shipping Holdings Ltd.

Nature of transaction	: Forfeitable award of securities under the Company’s 2018 Forfeitable Share Plan

Class of securities	: Ordinary shares

Award date	: 29 April 2022

Acceptance date:	: 6 May 2022

Number of securities	: 35,000 in total

Vesting of securities	: 11,666 on 1 March 2023, 11,667 on 1 March 2024 and 11,667 on 1 March 2025

Nature, extent of interest in transaction	: Direct, beneficial – recipient of forfeitable share awards

By order of the Board

6 May 2022

Sponsor: Grindrod Bank Limited